03 JAN 14 AM 9:12

Bradford & Bingley

03003581

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

5 December 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 2/4

Re 82-5154

03 JAN 14 AM 9:23

BRADFORD & BINGLEY PLC ANNOUNCES THE APPOINTMENT OF STEVEN CRAWSHAW AS MD LENDING UPON THE RETIREMENT OF KEITH GREENOUGH
AND
THE APPOINTMENT OF ROBERT DICKIE AS OPERATIONS DIRECTOR

4th December 2002

Bradford & Bingley today announces the appointment of Steven Crawshaw (41), an executive Director of the Group, as MD Lending. This planned succession is occasioned by the impending retirement of Keith Greenough (52), Executive Director and MD Lending & Savings. Keith's retirement will be effective from 31st December 2002.

Bradford & Bingley also announces that Robert Dickie (43) will join the Group's senior management team as Operations Director on 2 January 2003. Robert has a wealth of experience in the financial services sector having joined from Zurich Financial Services Group (UK) where he was Managing Director, UK Enterprise. Prior to this he held a variety of senior posts at National Australia Bank. Robert will be responsible for the Group's IT, telephony and customer services operations.

Steven Crawshaw will retain responsibility for HR. Responsibility for savings will pass to Peter Barrett, MD Retail.

Christopher Rodrigues, Chief Executive said:

"Keith Greenough has made an enormous contribution to Bradford & Bingley. He has built Mortgage Express into a leading specialist lender and played a key role in guiding the business through flotation. Keith leaves a strong legacy behind him. We are most grateful for all his hard work and support and wish him all the best in the future.

"We are delighted to welcome Robert Dickie to our management team. He brings with him a wealth of experience in financial services which will be invaluable as we continue to build our specialist lending, savings and broking businesses.

Ends

For further information contact:
Ian Darby/Siobhan Hotten
Commercial Director/Head of PR
020 7067 5615/020 7550 6751

Kate Inverarity/ Vanessa Orr
Tulchan Communications
020 7353 4200

Re 82-5154

4 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 300,000 of its ordinary shares on Wednesday, 4 December 2002 at a price of 292.29p per share.

END

Re 82-5154

3 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Tuesday, 3 December 2002 at a price of 298.11p per share.

END

le 82-5154

2 December, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 150,000 of its ordinary shares on Monday, 2 December 2002 at a price of 305.12p per share.

END

Re 82-5154

29 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 105,000 of its ordinary shares on Friday, 29 November 2002 at a price of 306.69p per share.

END

Re 82-5154

28 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 28 November 2002 at a price of 306.88p per share.

END